Dated January 11, 2021
Registration Statement No. 333-223199-01
Relating to
Preliminary Prospectus Supplement Dated January 11, 2021 and
Prospectus dated February 23, 2018

$800,000,000 1.750% NOTES DUE 2028

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A (negative) (Moody’s/S&P)
Size:	$800,000,000
Maturity Date:	February 1, 2028
Coupon (Interest Rate):	1.750% per annum
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2021 (long first coupon)
Benchmark Treasury:	0.625% due December 31, 2027
Benchmark Treasury Price and Yield:	98-18+; 0.836%
Spread to Benchmark Treasury:	95 basis points
Yield to Maturity:	1.786%
Initial Price to Public:	99.763% plus accrued interest from January 21, 2021 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to November 1, 2027 based on U.S. Treasury +15 basis points or at par on or after November 1, 2027
Settlement Date**:	T+7; January 21, 2021
CUSIP / ISIN:	828807 DL8 / US828807DL84
Joint Book-Running Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
Mizuho Securities USA LLC
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Co-Managers:	Fifth Third Securities, Inc. MUFG Securities Americas Inc. Regions Securities LLC
Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to fund the planned optional redemption of its 2.500% notes due July 15, 2021 with an aggregate principal amount of $550 million (plus the make-whole amount) and to use the remaining net proceeds for general corporate purposes, including to repay unsecured indebtedness, including indebtedness outstanding under its $4.0 billion senior unsecured revolving credit facility, its $2.0 billion senior unsecured delayed-draw term loan facility and/or its U.S. dollar denominated indebtedness outstanding under its global unsecured commercial paper note program.

The Issuer has concurrently priced $700,000,000 aggregate principal amount of 2.200% senior unsecured notes due 2031.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the trade date or the next four succeeding business days should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at at 1-800-503-4611, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.